SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, in relation to the Official Letter nº 262/2017/CVM/SEP/GEA-1 received by this Company on August 02, 2017 from the Brazilian Securities and Exchange Commission, requesting clarifications regarding the news published by newspaper "Valor Econômico", entitled "Eletrobras Bonus", as transcribed in the end of this announcement.

In response to the above-mentioned Offical Letter, the Company clarifies that:

1.    As widely disclosed to the market in the Business and Management Master Plan ("PDNG") 2017-2021, Eletrobras intends to reduce the Net Debt/Management Ebitda rate, through the adoption of several mesures, such as reduction of investments, privatizations and/or liabilities management.

2.    In this context, the Company has been strategically studying and evaluating several initiatives that may contribute to PDNG’s established goals achievement, as the possibility of new funding for debts discharge or management of higher costs debts.

3.    The Company will inform, in a timely manner, a possible financial fundraising operations launch, which will depend on the market’s opportunity window.

Rio de Janeiro, August 03, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

         Free Translation of the Official Letter 262/2017/CVM/SEP/GEA-1

Rio de Janeiro, August 02, 2017.

Subject:  Request for clarification on news released by media

Dear Officer,

1. In reference to the article entitled “Eletrobras’ Bonus” published by the newspaper “Valor Econômico” on this date, which includes the following statements:

“Eletrobras Bonus

Eletrobras prepares an issuance of company bonus of at least R$ 1 billion, according to a source. The company has already hired the banks that will be reponsable for the transaction - Bradesco and Bank of America Merrill Lynch (BofA). The company is expected to take advantage of the next window of operations, which will take place in September. The intention is to raise funds to finance a repurchase of shares that are in the market. (Daniela Meibak)”

2. Relating to this, we ask the company to clarify the news in order to explain the reasons why this did not warrant a material fact, as well as any additional information considered important.

3. It should be noted that CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market.

4. Complying with the present clarification requirement, disclosed to the market through Market Announcement, does not exempt the eventual determination of responsibility for non-disclosure of relevant fact, timely, pursuant to CVM Instruction 358/02.

5. The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

MARKET ANNOUNCEMENT

6. The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 08/03/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.